June 23, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Resume In Minutes, Inc.
Amendment No. 1 to Form S-1
Filed on: May 11, 2010
File No. : 333-166734

Dear Ms. Plowigian:

We represent Resume In Minutes, Inc. (“Resume In Minutes” or, the “Company,” “we,” “us,” or “our”).  By letter dated June 7, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on May 11, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  We note that you are registering a significant number of your outstanding shares for resale.  Due to the significant number of shares being registered and the fact that many of them were issued recently, it appears that this may be an indirect primary offering by the company.  Because you are not eligible to conduct a primary offering on Form S-2, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.   If you disagree with our analysis, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering.  This analysis should include the following among any other relevant factors:

•
The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares;

•	An explanation of the relationship between the company and each of the selling shareholders;

•	Any relationships among any of the selling shareholders; and

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities (excluding amounts of proceeds that were returned or will be returned to the selling shareholders and/or their affiliates in fees or other payments).

Response: We have reduced the number of shares we are requesting to be registered. Please see Registration Form S-1A.

2.  Please revise to make the tone of your summary and business sections more objective and disclosure-oriented.  To the extent you retain phrases such as “super-affordable” and “the latest in professional resume building designs and distribution techniques,” provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example, revise to include the basis for your assertion on page 10 that you have the “lowest prices and most convenient service in the industry” as well as your statement on page 11 that you have “found a way to offer even more client-friendly service than [y]our competitors.”  To the extent that you do not have independent support for statements regarding your market position, please characterize them as your beliefs and disclose the bases for these beliefs.

Response: We have revised the language in the Registration Form S-1 in accordance with your request.

Registration Statement Cover Page

3.  Please revise to include the check boxes relating to the company’s filer status.  Refer to Form S-1.

Response: The Registration Statement Cover Page has been corrected.

Prospectus Summary, page 1

4.  We note your statements that you currently offer professional resume building services.  However, we also note that you earned no revenue in the year ended December 31, 2009.  Please revise your disclosure here and throughout your prospectus to clearly distinguish between your historic and current activities and the activities you intend to perform in the future.  Please also disclose management’s estimated timetable for commencing your future business activities.

Response: The Registration Form S-1 has been revised to distinguish between our historic, current and planned future activities.

5.  Please explain to whom you are referring when you reference “customers” in the third paragraph of this section in your statement that clients will trust your business because “most of them…know our customers.”

Response: The language in the Prospectus Summary has been revised and we have removed the reference to our customers.

Prospectus Cover Page, page 3

6.  Please revise your prospectus so that your cover page is on the outside front cover.

Response: The Prospectus Cover Page has been moved accordingly.

7.  We note that you have not included the “Subject to Completion” legend on your cover page.  See Item 501(b)(10) of Regulation S-K.  Please note that this legend is required to be included on your prospectus cover page if you use the prospectus before the effective date of the registration statement.  Please confirm your understanding of this requirement.

Response: The Prospectus Cover Page has been revised to include the required language.

8.  Please prominently indicate on the cover page of the prospectus that the company is a shell company.  Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i).  Also, revise throughout your prospectus to account for the implications of being designated a shell company (e.g., risk factor disclosure, resale implications, etc.)

Response: The Prospectus Cover Page has been revised to include the required language.

Risk Factors, page 5

9.  Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your sole officer in operating and managing a company in a similar industry.

Response: A risk factor has been added to note the lack of experience our sole officer has in the resume building industry.

10.  Please revise to create a new risk factor that highlights the risks of possible security breaches with respect to personal information your customers will submit on your website or information that is contained in the resume you email to such customers.

Response: A risk factor has been added to note the risk of possible security breaches with respect to the submission of personal information on our website from our customers.

“We will require financing to achieve our current business strategy…” page 5

11.  Please revise this risk factor to more clearly address your ability to continue as a going concern.  Your disclosure should include the minimum level of capital that must be raised for the company to continue operating through 2010.

Response: The Registration Form S-1 has been revised to clarify the risk factor pertaining to our ability to continue as a going concern.

Selling Shareholders, page 6

12.  Provide the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship, regarding the transactions (or any predecessors of those persons); and

•
copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the common stock being registered by this registration statement.

        If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: There is no other relationships, arrangements, or agreements that have existed in the past three years or are to be performed in the future between us and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship, regarding the transactions.

Description of Business, page 10

13.  Please revise your disclosure to provide support for your assertion that online consumerism is one of the fastest-growing segments of advertising and shopping today.

Response: The Registration Statement Form S-1 has been revised and the language in question has been removed.

14.  Please expand your disclosure to address in more detail your anticipated sources of revenues.  Such disclosure should address the portion of your revenues that will be derived from customers and the portion that will be derived from online marketing services.  Also revise your disclosure to clarify whether you have any existing customers or agreements with advertisers.

Response: The Registration Statement, Form S-1 has been revised to provide a more detailed description of our business.

Business Model, page 11

15.  Please expand your disclosure here and on page 14 to clearly describe the manner in which you intend to “penetrate and redefine the market for a truly unique online consultancy service by continually innovating ways to provide unique services” to your targeted customers.

Response: The Registration Form S-1 has been revised and the language in question has been removed.

16.  We note your statement that the basis of your business model is using your expertise to obtain “a wide range of products.”  Please explain the nature of the additional products you intend to offer.  In addition, please clarify the expertise you are referencing.  We note that you have earned minimal revenues to date and your sole officer does not have experience operating a company in this industry.

Response: The Registration Form S-1 has been revised and the language in question has been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

17.  We note that you expect to generate approximately $15,000 per month in revenue in the next few months.  Please explain the basis for this belief and address whether this revenue will be derived from customers of your resume services or online marketing services.

Response: The Registration Form S-1 has been revised to provide more detail with regard to revenue generation.

18.  Please expand your disclosure to address what changes in your results of operations, liquidity and capital resources and trends you expect as a result of your reorganization from a private company to a public company.

Response: The Management’s Discussion and Analysis of Financial Condition and Results of Operations have been revised to disclose our expectations as a result of our reorganization from a private company to a public company.

Capital Resources and Liquidity, page 14

19.  Please expand your disclosure to address your funding requirements and capital resources in greater detail, specifically discussing proceeds of $33,750 that you received, as indicated on page F-12, from the sale of your stock subsequent to the date of the financial statements.  Such disclosure should include management’s assessment of your ability to meet both your short-term and long-term liquidity needs.  We consider “long-term” to be the period in excess of the next twelve months.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response: The Capital Resources and Liquidity section has been revised to disclose information regarding our funding requirements and capital resources in greater detail, specifically addressing the $34,750 that we received from the sale of stock as of March 10, 2010.

Employment Agreements, page 16

20.  Please indicate the circumstances in which Ms. Haider may be paid more than $500 per month.

Response: The Registration Statement Form S-1 has been revised to clarify Ms. Haider’s compensation arrangement.

Undertakings, page II-5

21.  Please include the undertaking required by Item 512(h) of Regulation S-K.

Response: The Registration Statement Form S-1 has been revised to include the proper undertakings.

Signatures

22.  Please note that your registration statement must be signed by your controller or principal accounting officer.  See Instruction 1 to Item 17 of Form S-1.

Response: The Registration Form S-1 has been revised to include the proper signatures.

Exhibit 23.1

23.  We note that your independent auditor refers to its report dated “May 10, 2010” in its consent.  Please request that this date be corrected to the actual report date, May 11, 2010.

Response: The independent auditor’s consent has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
            Gregg E. Jaclin